UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. _)*

California resources corporation

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

13057Q305

(CUSIP Number)

Naseem Sagati Aghili

Ares Management LLC

2000 Avenue of the Stars, 12th Floor,

Los Angeles, California 90067

(310) 201-4165

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 27, 2020

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 13057Q305

1.	Names of Reporting Persons AF V Energy IV AIV 1A, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 790,194* (See Items 3, 4, 5 and 6)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 790,194 (See Items 3, 4, 5 and 6)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 790,194 (See Items 3, 4, 5 and 6)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 1.0%** (See Items 3, 4, 5 and 6)

14.	Type of Reporting Person (See Instructions) PN

* Pursuant to, and in accordance with, the Plan and the Elk Hills Settlement Agreement (each as defined below), the Issuer (as defined below) issued 17,324,848 shares of Common Stock (as defined below) to ECR Corporate Holdings L.P. (“ECR”) on the Effective Date (as defined below). Immediately thereafter, ECR distributed an aggregate of 12,465,956 shares of Common Stock to ECR I, L.P. (“ECR I”). Through a series of subsequent distributions, ECR I distributed 790,194 shares of Common Stock to AF V Energy IV AIV 1A, L.P., representing 100% of the shares of Common Stock beneficially owned by AF V Energy IV AIV 1A, L.P.

** The calculation of the percentage of outstanding shares is based on 83,319,721 shares of Common Stock outstanding as of October 27, 2020 as disclosed by the Issuer in its Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on November 5, 2020 (the “10-Q”).

CUSIP No. 13057Q305

1.	Names of Reporting Persons AF V Energy IV AIV 1B, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 2,901,771* (See Items 3, 4, 5 and 6)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 2,901,771 (See Items 3, 4, 5 and 6)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,901,771 (See Items 3, 4, 5 and 6)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 3.5%** (See Items 3, 4, 5 and 6)

14.	Type of Reporting Person (See Instructions) PN

* Pursuant to, and in accordance with, the Plan and the Elk Hills Settlement Agreement, the Issuer issued 17,324,848 shares of Common Stock to ECR on the Effective Date. Immediately thereafter, ECR distributed an aggregate of 12,465,956 shares of Common Stock to ECR I. Through a series of subsequent distributions, ECR I distributed 2,901,771 shares of Common Stock to AF V Energy IV AIV 1B, L.P., representing 100% of the shares of Common Stock beneficially owned by AF V Energy IV AIV 1B, L.P.

** The calculation of the percentage of outstanding shares of Common Stock is based on 83,319,721 shares of Common Stock outstanding as of October 27, 2020 as disclosed by the Issuer in the 10-Q.

CUSIP No. 13057Q305

1.	Names of Reporting Persons AF V Energy IV AIV 2, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 2,958,809* (See Items 3, 4, 5 and 6)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 2,958,809 (See Items 3, 4, 5 and 6)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,958,809 (See Items 3, 4, 5 and 6)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 3.6%** (See Items 3, 4, 5 and 6)

14.	Type of Reporting Person (See Instructions) PN

* Pursuant to, and in accordance with, the Plan and the Elk Hills Settlement Agreement, the Issuer issued 17,324,848 shares of Common Stock to ECR on the Effective Date. Immediately thereafter, ECR distributed an aggregate of 12,465,956 shares of Common Stock to ECR I. ECR I subsequently distributed 2,958,809 shares of Common Stock to AF V Energy IV AIV 2, L.P., representing 100% of the shares of Common Stock beneficially owned by AF V Energy IV AIV 2, L.P.

** The calculation of the percentage of outstanding shares of Common Stock is based on 83,319,721 shares of Common Stock outstanding as of October 27, 2020 as disclosed by the Issuer in the 10-Q.

CUSIP No. 13057Q305

1.	Names of Reporting Persons AEOF ECR AIV A-B, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 1,894,861* (See Items 3, 4, 5 and 6)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 1,894,861 (See Items 3, 4, 5 and 6)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,894,861 (See Items 3, 4, 5 and 6)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 2.3%** (See Items 3, 4, 5 and 6)

14.	Type of Reporting Person (See Instructions) PN

* Pursuant to, and in accordance with, the Plan and the Elk Hills Settlement Agreement, the Issuer issued 17,324,848 shares of Common Stock to ECR on the Effective Date. Immediately thereafter, ECR distributed an aggregate of 2,699,385 shares of Common Stock to ECR II LLC (“ECR II”). Through a series of subsequent distributions, ECR II distributed 1,894,861 shares of Common Stock to AEOF ECR AIV A-B, L.P., representing 100% of the shares of Common Stock beneficially owned by AEOF ECR AIV A-B, L.P.

** The calculation of the percentage of outstanding shares of Common Stock is based on 83,319,721 shares of Common Stock outstanding as of October 27, 2020 as disclosed by the Issuer in the 10-Q.

CUSIP No. 13057Q305

1.	Names of Reporting Persons AEOF ECR AIV C, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 804,524* (See Items 3, 4, 5 and 6)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 804,524 (See Items 3, 4, 5 and 6)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 804,524 (See Items 3, 4, 5 and 6)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 1.0%** (See Items 3, 4, 5 and 6)

14.	Type of Reporting Person (See Instructions) PN

* Pursuant to, and in accordance with, the Plan and the Elk Hills Settlement Agreement, the Issuer issued 17,324,848 shares of Common Stock to ECR on the Effective Date. Immediately thereafter, ECR distributed an aggregate of 2,699,385 shares of Common Stock to ECR II. Through a series of subsequent distributions, ECR II distributed 804,524 shares of Common Stock to AEOF ECR AIV C, L.P., representing 100% of the shares of Common Stock beneficially owned by AEOF ECR AIV C, L.P.

** The calculation of the percentage of outstanding shares of Common Stock is based on 83,319,721 shares of Common Stock outstanding as of October 27, 2020 as disclosed by the Issuer in the 10-Q.

CUSIP No. 13057Q305

1.	Names of Reporting Persons AF Energy Feeder, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 5,815,182* (See Items 3, 4, 5 and 6)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 5,815,182 (See Items 3, 4, 5 and 6)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,815,182 (See Items 3, 4, 5 and 6)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 7.0%** (See Items 3, 4, 5 and 6)

14.	Type of Reporting Person (See Instructions) PN

* Pursuant to, and in accordance with, the Plan and the Elk Hills Settlement Agreement, the Issuer issued 17,324,848 shares of Common Stock to ECR on the Effective Date. Immediately thereafter, ECR distributed an aggregate of 12,465,956 shares of Common Stock to ECR I. Through a series of subsequent distributions, ECR I distributed 5,815,182 shares of Common Stock to AF Energy Feeder, L.P., representing 100% of the shares of Common Stock beneficially owned by AF Energy Feeder, L.P.

** The calculation of the percentage of outstanding shares of Common Stock is based on 83,319,721 shares of Common Stock outstanding as of October 27, 2020 as disclosed by the Issuer in the 10-Q.

CUSIP No. 13057Q305

1.	Names of Reporting Persons ACOF Investment Management LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 15,165,341 (See Items 3, 4, 5 and 6)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 15,165,341 (See Items 3, 4, 5 and 6)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 15,165,341 (See Items 3, 4, 5 and 6)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 18.2%* (See Items 3, 4, 5 and 6)

14.	Type of Reporting Person (See Instructions) OO

* The calculation of the percentage of outstanding shares of Common Stock is based on 83,319,721 shares of Common Stock outstanding as of October 27, 2020 as disclosed by the Issuer in the 10-Q.

CUSIP No. 13057Q305

1.	Names of Reporting Persons SSF IV Energy I AIV 1A, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 645,985* (See Items 3, 4, 5 and 6)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 645,985 (See Items 3, 4, 5 and 6)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 645,985 (See Items 3, 4, 5 and 6)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.8%** (See Items 3, 4, 5 and 6)

14.	Type of Reporting Person (See Instructions) PN

* Pursuant to, and in accordance with, the Plan and the Elk Hills Settlement Agreement, the Issuer issued 17,324,848 shares of Common Stock to ECR on the Effective Date. Immediately thereafter, ECR distributed an aggregate of 1,221,911 shares of Common Stock to SSF IV Energy I AIV 1, L.P. (“SSF AIV 1”). Through a series of subsequent distributions, SSF AIV 1 distributed 645,985 shares of Common Stock to SSF IV Energy I AIV 1A, L.P., representing 100% of the shares of Common Stock beneficially owned by SSF IV Energy I AIV 1A, L.P.

** The calculation of the percentage of outstanding shares of Common Stock is based on 83,319,721 shares of Common Stock outstanding as of October 27, 2020 as disclosed by the Issuer in the 10-Q.

CUSIP No. 13057Q305

1.	Names of Reporting Persons SSF IV Energy I AIV 1B, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 575,926* (See Items 3, 4, 5 and 6)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 575,926 (See Items 3, 4, 5 and 6)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 575,926 (See Items 3, 4, 5 and 6)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.7%** (See Items 3, 4, 5 and 6)

14.	Type of Reporting Person (See Instructions) PN

* Pursuant to, and in accordance with, the Plan and the Elk Hills Settlement Agreement, the Issuer issued 17,324,848 shares of Common Stock to ECR on the Effective Date. Immediately thereafter, ECR distributed an aggregate of 1,221,911 shares of Common Stock to SSF AIV 1. Through a series of subsequent distributions, SSF AIV 1 distributed 575,926 shares of Common Stock to SSF IV Energy I AIV 1B, L.P., representing 100% of the shares of Common Stock beneficially owned by SSF IV Energy I AIV 1B, L.P.

** The calculation of the percentage of outstanding shares of Common Stock is based on 83,319,721 shares of Common Stock outstanding as of October 27, 2020 as disclosed by the Issuer in the 10-Q.

CUSIP No. 13057Q305

1.	Names of Reporting Persons SSF IV Energy I AIV 2, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 937,596 (See Items 3, 4, 5 and 6)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 937,596 (See Items 3, 4, 5 and 6)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 937,596 (See Items 3, 4, 5 and 6)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 1.1%** (See Items 3, 4, 5 and 6)

14.	Type of Reporting Person (See Instructions) PN

* Pursuant to, and in accordance with, the Plan and the Elk Hills Settlement Agreement, the Issuer issued 17,324,848 shares of Common Stock to ECR on the Effective Date. Immediately thereafter, ECR distributed an aggregate of 937,596 shares of Common Stock to SSF IV Energy I AIV 2, L.P., representing 100% of the shares of Common Stock beneficially owned by SSF IV Energy I AIV 2, L.P.

** The calculation of the percentage of outstanding shares of Common Stock is based on 83,319,721 shares of Common Stock outstanding as of October 27, 2020 as disclosed by the Issuer in the 10-Q.

CUSIP No. 13057Q305

1.	Names of Reporting Persons ASSF Operating Manager IV, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 2,159,507 (See Items 3, 4, 5 and 6)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 2,159,507 (See Items 3, 4, 5 and 6)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,159,507 (See Items 3, 4, 5 and 6)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 2.6%* (See Items 3, 4, 5 and 6)

14.	Type of Reporting Person (See Instructions) PN

* The calculation of the percentage of outstanding shares of Common Stock is based on 83,319,721 shares of Common Stock outstanding as of October 27, 2020 as disclosed by the Issuer in the 10-Q.

CUSIP No. 13057Q305

1.	Names of Reporting Persons Ares Management LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 17,324,848 (See Items 3, 4, 5 and 6)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 17,324,848 (See Items 3, 4, 5 and 6)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 17,324,848 (See Items 3, 4, 5 and 6)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 20.8%* (See Items 3, 4, 5 and 6)

14.	Type of Reporting Person (See Instructions) OO

* The calculation of the percentage of outstanding shares of Common Stock is based on 83,319,721 shares of Common Stock outstanding as of October 27, 2020 as disclosed by the Issuer in the 10-Q.

CUSIP No. 13057Q305

1.	Names of Reporting Persons Ares Management Holdings L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 17,324,848 (See Items 3, 4, 5 and 6)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 17,324,848 (See Items 3, 4, 5 and 6)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 17,324,848 (See Items 3, 4, 5 and 6)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 20.8%* (See Items 3, 4, 5 and 6)

14.	Type of Reporting Person (See Instructions) PN

* The calculation of the percentage of outstanding shares of Common Stock is based on 83,319,721 shares of Common Stock outstanding as of October 27, 2020 as disclosed by the Issuer in the 10-Q.

CUSIP No. 13057Q305

1.	Names of Reporting Persons Ares Holdco LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 17,324,848 (See Items 3, 4, 5 and 6)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 17,324,848 (See Items 3, 4, 5 and 6)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 17,324,848 (See Items 3, 4, 5 and 6)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 20.8%* (See Items 3, 4, 5 and 6)

14.	Type of Reporting Person (See Instructions) OO

* The calculation of the percentage of outstanding shares of Common Stock is based on 83,319,721 shares of Common Stock outstanding as of October 27, 2020 as disclosed by the Issuer in the 10-Q.

CUSIP No. 13057Q305

1.	Names of Reporting Persons Ares Holdings Inc.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 17,324,848 (See Items 3, 4, 5 and 6)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 17,324,848 (See Items 3, 4, 5 and 6)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 17,324,848 (See Items 3, 4, 5 and 6)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 20.8%* (See Items 3, 4, 5 and 6)

14.	Type of Reporting Person (See Instructions) CO

* The calculation of the percentage of outstanding shares of Common Stock is based on 83,319,721 shares of Common Stock outstanding as of October 27, 2020 as disclosed by the Issuer in the 10-Q.

CUSIP No. 13057Q305

1.	Names of Reporting Persons Ares Management Corporation

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 17,324,848 (See Items 3, 4, 5 and 6)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 17,324,848 (See Items 3, 4, 5 and 6)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 17,324,848 (See Items 3, 4, 5 and 6)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 20.8%* (See Items 3, 4, 5 and 6)

14.	Type of Reporting Person (See Instructions) CO

* The calculation of the percentage of outstanding shares of Common Stock is based on 83,319,721 shares of Common Stock outstanding as of October 27, 2020 as disclosed by the Issuer in the 10-Q.

CUSIP No. 13057Q305

1.	Names of Reporting Persons Ares Voting LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 17,324,848 (See Items 3, 4, 5 and 6)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 17,324,848 (See Items 3, 4, 5 and 6)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 17,324,848 (See Items 3, 4, 5 and 6)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 20.8%* (See Items 3, 4, 5 and 6)

14.	Type of Reporting Person (See Instructions) OO

* The calculation of the percentage of outstanding shares of Common Stock is based on 83,319,721 shares of Common Stock outstanding as of October 27, 2020 as disclosed by the Issuer in the 10-Q.

CUSIP No. 13057Q305

1.	Names of Reporting Persons Ares Management GP LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 17,324,848 (See Items 3, 4, 5 and 6)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 17,324,848 (See Items 3, 4, 5 and 6)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 17,324,848 (See Items 3, 4, 5 and 6)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 20.8%* (See Items 3, 4, 5 and 6)

14.	Type of Reporting Person (See Instructions) OO

* The calculation of the percentage of outstanding shares of Common Stock is based on 83,319,721 shares of Common Stock outstanding as of October 27, 2020 as disclosed by the Issuer in the 10-Q.

CUSIP No. 13057Q305

1.	Names of Reporting Persons Ares Partners Holdco LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 17,324,848 (See Items 3, 4, 5 and 6)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 17,324,848 (See Items 3, 4, 5 and 6)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 17,324,848 (See Items 3, 4, 5 and 6)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 20.8%* (See Items 3, 4, 5 and 6)

14.	Type of Reporting Person (See Instructions) OO

* The calculation of the percentage of outstanding shares of Common Stock is based on 83,319,721 shares of Common Stock outstanding as of October 27, 2020 as disclosed by the Issuer in the 10-Q.

Item 1. Security and Issuer

This statement on Schedule 13D (this “Schedule 13D”) relates to the common stock, par value $0.01 per share (the “Common Stock”), of California Resources Corporation, a Delaware corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 27200 Tourney Road, Suite 200, Santa Clarita, California 91355.

Item 2. Identity and Background

(a) This statement is being filed jointly by (i) AF V Energy IV AIV 1A, L.P. (“ACOF AIV 1A”), (ii) AF V Energy IV AIV 1B, L.P. (“ACOF AIV 1B”), (iii) AF V Energy IV AIV 2, L.P. (“ACOF AIV 2” and, together with ACOF AIV 1A and ACOF AIV 1B, the “ACOF AIVs”), (iv) AEOF ECR AIV A-B, L.P. (“AEOF AIV A-B”), (v) AEOF ECR AIV C, L.P. (“AEOF AIV C” and, together with AEOF AIV A-B, the “AEOF AIVs”), (vi) AF Energy Feeder, L.P., (vii) ACOF Investment Management LLC (“ACOF Investment Management”), (viii) SSF IV Energy I AIV 1A, L.P. (“SSF AIV 1A”), (ix) SSF IV Energy I AIV 1B, L.P. (“SSF AIV 1B”), (x) SSF IV Energy I AIV 2, L.P. (“SSF AIV 2” and, together with SSF AIV 1A and SSF AIV 1B, the “SSF AIVs”), (xi) ASSF Operating Manager IV, L.P. (“ASSF Operating Manager IV”), (xii) Ares Management LLC, (xiii) Ares Management Holdings L.P. (“Ares Management Holdings”), (xiv) Ares Holdco LLC (“Ares Holdco”), (xv) Ares Holdings Inc. (“Ares Holdings”), (xvi) Ares Management Corporation (“Ares Management”), (xvii) Ares Voting LLC (“Ares Voting”), (xviii) Ares Management GP LLC (“Ares Management GP”) and (xix) Ares Partners Holdco LLC (“Ares Partners”) (collectively, the “Reporting Persons”). The Reporting Persons have entered into a joint filing agreement, dated as of November 6, 2020, a copy of which is attached to this Schedule 13D as Exhibit 99.1.

(b) The address of the principal office of each of the Reporting Persons, the Board Members (as defined below) and the other individuals set forth in Schedule A of this Schedule 13D (such other individuals, together with the Board Members, the “Managers”) is c/o Ares Management LLC, 2000 Avenue of the Stars, 12th Floor, Los Angeles, California 90067.

(c) The Reporting Persons are either holding companies without operations, or are principally engaged in the business of investment management or making, purchasing, selling and holding investments. ACOF Investment Management is the manager of each of the ACOF AIVs, the AEOF AIVs and AF Energy Feeder, L.P., and the sole member of ACOF Investment Management is Ares Management LLC. ASSF Operating Manager IV is the manager of the SSF AIVs, and the general partner of ASSF Operating Manager IV is Ares Management LLC. The sole member of Ares Management LLC is Ares Management Holdings, and the general partner of Ares Management Holdings is Ares Holdco. The sole member of Ares Holdco is Ares Holdings. The sole stockholder of Ares Holdings is Ares Management. Ares Management GP is the sole holder of the Class B common stock, $0.01 par value per share, of Ares Management (the “Class B Common Stock”) and Ares Voting is the sole holder of the Class C common stock, $0.01 par value per share, of Ares Management (the “Class C Common Stock”). Pursuant to Ares Management’s Certificate of Incorporation in effect as of the date of this Schedule 13D, the holders of the Class B Common Stock and the Class C Common Stock, collectively, will generally have the majority of the votes on any matter submitted to the stockholders of Ares Management if certain conditions are met. The officers and directors of Ares Management and their principal occupations are set forth in Schedule A to this Schedule 13D. The sole member of both Ares Management GP and Ares Voting is Ares Partners. Ares Partners is managed by a board of managers, which is composed of Michael J Arougheti, Ryan Berry, R. Kipp deVeer, David B. Kaplan, Michael R. McFerran, Antony P. Ressler and Bennett Rosenthal (collectively, the “Board Members”). Mr. Ressler generally has veto authority over decisions by the Board Members. The present principal occupation of each of the Board Members is set forth in Schedule A to this Schedule 13D.

Each of the Reporting Persons (other than the ACOF AIVs, the AEOF AIVs, the SSF AIVs and AF Energy Feeder, L.P., in each case, solely with respect to the shares of Common Stock held directly by each such Reporting Person), the Managers, and the other directors, officers, partners, stockholders, members and managers of the Reporting Persons, expressly disclaims beneficial ownership of the Common Stock for purposes of Section 13(d) of the Act and the rules under Section 13(d) of the Act.

(d) During the last five years, none of the Reporting Persons or the Managers have been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the Reporting Persons or the Managers have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding he or she was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Each of the Reporting Persons is organized in the State of Delaware. Each of the Managers, other than Ryan Berry, is a citizen of the United States. Ryan Berry is a citizen of Canada.

Item 3. Source and Amount of Funds or Other Consideration

On July 15, 2020 (the “Petition Date”), the Issuer and certain of its subsidiaries filed voluntary petitions for relief under Chapter 11 of the United States Code, 11 U.S.C. §§ 101-1532 in the United States Bankruptcy Court for the Southern District of Texas (the “Bankruptcy Court”). On July 24, 2020, the Issuer filed with the Bankruptcy Court the Debtors’ Joint Plan of Reorganization Under Chapter 11 of the Bankruptcy Code and, on October 8, 2020, the Amended Debtors’ Joint Plan of Reorganization Under Chapter 11 of the Bankruptcy Code (the “Plan”). On October 13, 2020, the Bankruptcy Court entered an order (the “Confirmation Order”) confirming the Plan. On October 27, 2020 (the “Effective Date”), the conditions to effectiveness of the Plan were satisfied or waived and the Issuer emerged from Chapter 11.

On the Petition Date, prior to the commencement of the Issuer’s Chapter 11 case, the Issuer, California Elk Hills, LLC (“CREH”), Elk Hills Power, LLC, a midstream joint venture entity which holds the Issuer’s Elk Hills power plant and a cryogenic gas processing plant (“Elk Hills Power”), ECR Corporate Holdings L.P. (“ECR”) and certain affiliates of Ares Management LLC entered into a Settlement and Assumption Agreement (the “Elk Hills Settlement Agreement”), pursuant to which the Issuer obtained the right to acquire all (but not less than all) of the equity interests of Elk Hills Power owned by ECR in exchange for shares of Common Stock (all of which were issued to ECR) and certain Eligible Notes (as defined below) (the “Conversion Right”). Pursuant to the Confirmation Order, the Issuer was deemed to have exercised the Conversion Right on the Effective Date, and, as a result of such deemed exercise, the Issuer acquired all of the equity interests of Elk Hills Power owned by ECR in exchange for the issuance of 17,324,848 shares of Common Stock (the “Subject Shares”) and certain Eligible Notes to ECR. As described in the cover pages to, and Item 5 of, this Schedule 13D, ECR distributed the Subject Shares to the ACOF AIVs, the AEOF AIVs, the SSF AIVs and AF Energy Feeder, L.P in the amounts set forth on the cover pages to this Schedule 13D through a series of subsequent distributions (collectively, the “Share Distributions”).

On July 24, 2020, the Issuer, certain subsidiaries of the Issuer, certain creditors of the Issuer and certain affiliates of Ares Management LLC, including ECR, entered into an Amended and Restated Restructuring Support Agreement (the “RSA”), pursuant to which, among other things, one or more funds, investment vehicles and/or accounts managed or advised by Ares Management LLC or one or more of their affiliates, including ECR (collectively, “Ares”), were granted the right to appoint one director to the Issuer’s board of directors (the “Board”) who is neither employed by nor affiliated with Ares. In accordance with the terms and subject to the conditions of the Plan and the RSA, Ares appointed Douglas E. Brooks to the Board effective as of the Effective Date to serve until the next annual meeting of the holders of the Common Stock.

The foregoing descriptions of the Elk Hills Settlement Agreement and the RSA do not purport to be complete, and are subject to and qualified in their entirety by reference to the full text of the Elk Hills Settlement Agreement and the RSA, copies of which are filed as Exhibit 1 and Exhibit 2, respectively, to this Schedule 13D, and are incorporated into this Item 3 by reference.

Item 4. Purpose of Transaction

The Subject Shares were acquired by the Reporting Persons for investment purposes and for the purposes described below.

The Reporting Persons received the Subject Shares pursuant to the transactions described in Item 3 above, which information is hereby incorporated into this Item 4 by reference. The description of the Registration Rights Agreement contained in Item 6 below is also hereby incorporated into this Item 4 by reference.

The Reporting Persons and their respective representatives have engaged and/or may engage, from time to time, in discussions with the Issuer’s management and/or the Board, including any special committees of the Board, and/or their respective advisors, regarding, among other things, the Issuer’s business, strategies, management, governance, operations, personnel, performance, financial matters, capital structure, corporate expenses, status of projects, hedging, environmental, health and safety matters and strategic and other transactions (including transactions involving one or more of the Reporting Persons and/or their respective affiliates and/or portfolio companies and/or other stockholders or creditors of the Issuer), and have engaged and/or intend to, from time to time, engage in discussions with other current or prospective holders of Common Stock and/or other equity, debt, notes, instruments or securities, or rights convertible into or exchangeable or exercisable for Common Stock or such other equity, debt, notes, instruments or securities, of the Issuer (collectively, “Securities”), industry analysts, research analysts, rating agencies, existing or potential strategic partners, acquirers or competitors, financial sponsors, investment firms, investment professionals, capital and potential capital sources (including co-investors), operators, financial, and other consultants and advisors and other third parties regarding such matters (in each case, including with respect to providing or potentially providing capital to the Issuer or to existing or potential strategic partners or acquirers of the Issuer, including in connection with an acquisition or other strategic transaction involving one or more of the Reporting Persons and/or their respective affiliates and/or portfolio companies and/or other stockholders or creditors of the Issuer) as well as other matters set forth in clauses (a)-(j) of Item 4 of Schedule 13D. These discussions have encompassed, and/or the Reporting Persons expect will encompass, a broad range of matters relating to the Issuer, including, among other things, the Issuer’s business, operations, finances, management, organizational documents, ownership, capital and corporate structure, dividend policy, corporate governance, the Board and committees thereof, management and director incentive programs, strategic alternatives and transactions, including the sale of the Issuer, its Securities or one or more of its subsidiaries or their respective businesses or assets or a business combination or other strategic transaction involving the Issuer or one or more of its subsidiaries (and potentially involving one or more of the Reporting Persons and/or their respective affiliates and/or portfolio companies and/or other stockholders or creditors of the Issuer), and any regulatory or legal filings, clearances, approvals or waivers relating to the foregoing. The Reporting Persons may exchange information with the Issuer or other persons or entities pursuant to confidentiality or similar agreements and may enter into expense reimbursement agreements with the Issuer and others. The Reporting Persons intend to consider, explore and develop plans, make proposals and negotiate agreements with respect to or relating to, among other things, the foregoing matters and may take other steps seeking to bring about changes with respect to the Issuer as well as pursue other plans or proposals that relate to or could result in any of the matters set forth in clauses (a)-(j) of Item 4 of Schedule 13D. The Reporting Persons may also take steps to explore or prepare for various plans, proposals or actions, or propose transactions, regarding any of the foregoing matters, before forming an intention to engage in any such plans, proposals or actions or proceed with any such transactions.

The Reporting Persons intend to review their investment in the Issuer on an ongoing basis. Depending on various factors, including the outcome of any discussions referenced above, the Issuer’s business, financial position, results, strategic direction or prospects or any strategic alternatives or transactions, actions taken by the Issuer’s management or the Board, price levels of one or more Securities, other investment opportunities available to the Reporting Persons, the available capital of the Reporting Persons, conditions in the securities, loan or bond markets, factors relating to COVID-19 and other potential pandemics, general economic or industry conditions or any changes in law or regulations, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate, including the actions and matters described in the preceding paragraph, acquiring, or causing to be acquired, additional Securities, including taking a control position in one or more of the Securities, or disposing of, or causing to be disposed, some or all of the Securities beneficially owned by them, in the public market, in privately negotiated transactions or otherwise, modifying or seeking to modify the terms of any Securities held by them, including through refinancing or restructuring such Securities, entering into derivatives transactions and other agreements or instruments that increase or decrease the Reporting Persons’ economic exposure with respect to their investment in the Issuer, forming joint ventures with the Issuer or with third parties with respect to the Issuer, its assets or Securities or its subsidiaries, providing debt financing or other forms of capital to the Issuer or to potential strategic partners or acquirers of the Issuer, pledging their interest in Securities as a means of obtaining liquidity or as credit support for loans or other extensions of credit, entering into strategic or other transactions involving the Issuer, its assets or Securities or its subsidiaries or their assets and one or more of the Reporting Persons and/or their affiliates and/or portfolio companies and/or other stockholders or creditors of the Issuer, including transactions involving a take-private transaction of the Issuer or acquisition by the Issuer or its subsidiaries of all or a portion of the securities or assets of a portfolio company of the Reporting Persons and/or their affiliates, or forming, making or undertaking other purposes, plans or proposals regarding the Issuer or any of its Securities or its subsidiaries, businesses or assets. If the Reporting Persons were to acquire additional Securities, the Reporting Persons’ ability to influence the Issuer’s management, the Board or the policies of the Issuer may increase.

Item 5. Interest in Securities of the Issuer

(a) Aggregate Number and Percentage of Securities. As of the date that this Schedule 13D is filed, (i) ACOF AIV 1A directly holds 790,194 shares of Common Stock, (ii) ACOF AIV 1B directly holds 2,901,771 shares of Common Stock, (iii) ACOF AIV 2 directly holds 2,958,809 shares of Common Stock, (iv) AEOF AIV A-B directly holds 1,894,861 shares of Common Stock, (v) AEOF AIV C directly holds 804,524 shares of Common Stock, (vi) SSF AIV 1A directly holds 645,985 shares of Common Stock, (vii) SSF AIV 1B directly holds 575,926 shares of Common Stock, (viii) SSF AIV 2 directly holds 937,596 shares of Common Stock and (ix) AF Energy Feeder, L.P. directly holds 5,815,182 shares of Common Stock. The Reporting Persons, as a result of the relationships described in Item 2, may be deemed to directly or indirectly beneficially own the shares of Common Stock directly held by the ACOF AIVs, the AEOF AIVs, the SSF AIVs and AF Energy Feeder, L.P. (as applicable). See Items 11 and 13 of the cover pages to, and Item 2 of, this Schedule 13D for the aggregate number of Common Stock and the percentage of Common Stock beneficially owned by each of the Reporting Persons.

(b) Power to Vote and Dispose. See Items 7 through 10 of the cover pages to, and Item 2 of, this Schedule 13D for the aggregate number of shares of Common Stock deemed to be beneficially owned by each of the Reporting Persons, as to which there is sole or shared power to vote or to direct the vote, or sole or shared power to dispose or to direct the disposition.

(c) Transactions within the past 60 days. Except as otherwise described in this Schedule 13D, including in Items 3, 4 and 6 of this Schedule 13D, which disclosure is incorporated in this Item 5(c) by reference, none of the Reporting Persons has effected any transactions related to the Common Stock during the past 60 days.

(d) Certain Rights of Other Persons. No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, securities covered by this Schedule 13D.

(e) Date Ceased to be a 5% Owner. Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 3 above summarizes certain provisions of the Elk Hills Settlement Agreement and the RSA. The descriptions of the Elk Hills Settlement Agreement and the RSA included in this Schedule 13D do not purport to be complete and are qualified in their entirety by reference to the full text of the Elk Hills Settlement Agreement and the RSA, which are incorporated into this Item 6 by reference.

Note Purchase Agreement

On the Effective Date, SSF IV Energy I AIV 1, L.P. (“SSF AIV 1”), SSF AIV 2, EHP Midco Holding Company, LLC (the “Elk Hills Issuer”), Wilmington Trust, National Association as collateral agent, ECR I, L.P. (“ECR I”) and ECR II, LLC (“ECR II”) entered into a Note Purchase Agreement (the “Note Purchase Agreement”), pursuant to which the Elk Hills Issuer issued secured notes with an aggregate principal amount of $300,000,000 (the “Eligible Notes”) to certain lenders, including ECR, pursuant to the Confirmation Order. Immediately thereafter, and concurrently with the Share Distributions, ECR distributed the Eligible Notes to ECR I, ECR II, SSF AIV 1 and SSF AIV 2. The Eligible Notes are senior notes due 2027, are secured by a first-priority security interest in all of the assets of Elk Hills Power, any third-party offtake contracts for power generated by Elk Hills Power, all of the equity interests of Elk Hills Power held by the Elk Hills Issuer and all of the equity interests of the Elk Hills Issued held by its direct parent, EHP Topco Holding Company, LLC, a wholly-owned subsidiary of the Issuer, and are guaranteed by Elk Hills Power. Additionally, the Issuer has guaranteed all of the obligations of the Elk Hills Issuer under the Eligible Notes pursuant to the Owner Guaranty, dated as of the Effective Date, by the Issuer and for the benefit of Wilmington Trust, National Association, as collateral agent. The Eligible Notes bear an interest rate of 6.0% per annum through the fourth anniversary of issuance, increasing to 7.0% per annum after the fourth anniversary of issuance and to 8.0% per annum after the fifth anniversary of issuance. The Eligible Notes may be redeemed at any time prior to their maturity date without premium. The foregoing description of the Note Purchase Agreement and the Owner Guarantee does not purport to be complete and is subject to and qualified in its entirety by reference to the full text of the Note Purchase Agreement and Owner Guarantee, copies of which are filed as Exhibit 3 and Exhibit 4, respectively, to this Schedule 13D, and are incorporated into this Item 6 by reference.

Registration Rights Agreement

On the Effective Date, ECR entered into a Registration Rights Agreement (the “Registration Rights Agreement”) with the Issuer and certain other parties who received shares of Common Stock on the Effective Date. The Registration Rights Agreement granted the Backstop Parties (as defined in the Plan) and each holder of at least 1% of the outstanding shares of Common Stock as of the Effective Date (including ECR) registration rights for the shares of Common Stock issued on the Effective Date, including customary shelf, demand and piggyback registration rights. In connection with the distributions of the shares of Common Stock from ECR to the ACOF AIVs, the AEOF AIVs, the SSF AIVs and AF Energy Feeder, L.P. described on the cover pages to this Schedule 13D, ECR assigned its rights under the Registration Rights Agreement with respect to the shares of Common Stock distributed to such Reporting Persons (as applicable). The foregoing description of the Registration Rights Agreement does not purport to be complete, and is subject to and qualified in its entirety by reference to the full text of the Registration Rights Agreement, a copy of which is filed as Exhibit 5 to this Schedule 13D and incorporated into this Item 6 by reference.

Item 7. Material to be Filed as Exhibits

Exhibit 1	Settlement and Assumption Agreement, dated as of July 15, 2020, by and among California Resources Corporation, California Resources Elk Hills, LLC, Elk Hills Power, LLC, ECR Corporate Holdings GP LLC, ECR I, L.P., SSF IV Energy I AIV 1, L.P., SSF IV Energy I AIV 2, L.P., AEOF ECR Holdings, L.P. and ECR Corporate Holdings L.P. (incorporated by reference to Exhibit 10.3 to the Current Report on Form 8-K filed by California Resources Corporation on July 16, 2020).
Exhibit 2	Amended and Restated Restructuring Support Agreement, dated as of July 24, 2020, by and among California Resources Corporation, certain of its subsidiaries and the Consenting Parties (as defined therein) (incorporated by reference to Exhibit 10.3 to the Current Report on Form 8-K filed by California Resources Corporation on July 24, 2020).
Exhibit 3	Note Purchase Agreement, dated as of October 27, 2020, by and among EHP Midco Holding Company, LLC, each of the Purchasers party thereto and Wilmington Trust, National Association, as collateral agent for the Secured Parties (incorporated by reference to Exhibit 10.5 to the Current Report on Form 8-K filed by California Resources Corporation on October 27, 2020).
Exhibit 4	Owner Guaranty, dated as of October 27, 2020, by California Resources Corporation to and for the benefit of Wilmington Trust, National Association, as Collateral Agent (incorporated by reference to Exhibit 10.6 to the Current Report on Form 8-K filed by California Resources Corporation on October 27, 2020).
Exhibit 5	Form of Registration Rights Agreement, dated as of October 27, 2020, by and among California Resources Corporation and certain holders of Common Stock party to the Registration Rights Agreement (incorporated by reference to Exhibit 10.3 to the Current Report on Form 8-K filed by California Resources Corporation on October 27, 2020).
Exhibit 99.1	Joint Filing Agreement, dated as of November 6, 2020, by and among the Reporting Persons.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: November 6, 2020

AF V Energy IV AIV 1A, L.P.

By:	ACOF Investment Management llc
Its:	Manager

/s/ Naseem Sagati Aghili
	By:	Naseem Sagati Aghili
	Its:	Authorized Signatory

AF V Energy IV AIV 1B, L.P.

By:	ACOF Investment Management llc
Its:	Manager

/s/ Naseem Sagati Aghili
	By:	Naseem Sagati Aghili
	Its:	Authorized Signatory

AF V Energy IV AIV 2, L.P.

By:	ACOF Investment Management llc
Its:	Manager

/s/ Naseem Sagati Aghili
	By:	Naseem Sagati Aghili
	Its:	Authorized Signatory

AEOF ECR AIV A-B, L.P.

By:	ACOF Investment Management llc
Its:	Manager

/s/ Naseem Sagati Aghili
	By:	Naseem Sagati Aghili
	Its:	Authorized Signatory

AEOF ECR AIV C, L.P.

By:	ACOF Investment Management llc
Its:	Manager

/s/ Naseem Sagati Aghili
	By:	Naseem Sagati Aghili
	Its:	Authorized Signatory

AF energy feeder, l.p.

By:	ACOF Investment Management llc
Its:	Manager

/s/ Naseem Sagati Aghili
	By:	Naseem Sagati Aghili
	Its:	Authorized Signatory

ACOF Investment Management llc

/s/ Naseem Sagati Aghili
	By:	Naseem Sagati Aghili
	Its:	Authorized Signatory

SSF IV Energy I AIV 1A, L.P.

By:	ASSF Operating Manager IV, L.P.
Its:	Manager

/s/ Naseem Sagati Aghili
	By:	Naseem Sagati Aghili
	Its:	Authorized Signatory

SSF IV Energy I AIV 1B, L.P.

By:	ASSF Operating Manager IV, L.P.
Its:	Manager

/s/ Naseem Sagati Aghili
	By:	Naseem Sagati Aghili
	Its:	Authorized Signatory

SSF IV Energy I AIV 2, L.P.

By:	ASSF Operating Manager IV, L.P.
Its:	Manager

/s/ Naseem Sagati Aghili
	By:	Naseem Sagati Aghili
	Its:	Authorized Signatory

ASSF Operating Manager IV, L.P.

/s/ Naseem Sagati Aghili
	By:	Naseem Sagati Aghili
	Its:	Authorized Signatory

ARES MANAGEMENT LLC

/s/ Naseem Sagati Aghili
	By:	Naseem Sagati Aghili
	Its:	Authorized Signatory

ARES MANAGEMENT HOLDINGS L.P.

By:	ARES HOLDCO LLC
Its:	General Partner

/s/ Naseem Sagati Aghili
	By:	Naseem Sagati Aghili
	Its:	Authorized Signatory

ARES HOLDCO LLC

/s/ Naseem Sagati Aghili
	By:	Naseem Sagati Aghili
	Its:	Authorized Signatory

ARES HOLDINGS INC.

/s/ Naseem Sagati Aghili
	By:	Naseem Sagati Aghili
	Its:	Authorized Signatory

ARES MANAGEMENT CORPORATION

/s/ Naseem Sagati Aghili
	By:	Naseem Sagati Aghili
	Its:	Authorized Signatory

ARES MANAGEMENT GP LLC

/s/ Naseem Sagati Aghili
	By:	Naseem Sagati Aghili
	Its:	Authorized Signatory

ARES VOTING LLC

By:	ARES PARTNERS HOLDCO LLC
Its:	Sole Member

/s/ Naseem Sagati Aghili
	By:	Naseem Sagati Aghili
	Its:	Authorized Signatory

ARES PARTNERS HOLDCO LLC

/s/ Naseem Sagati Aghili
By:	Naseem Sagati Aghili
Its:	Authorized Signatory

EXHIBIT INDEX

Exhibit 1	Settlement and Assumption Agreement, dated as of July 15, 2020, by and among California Resources Corporation, California Resources Elk Hills, LLC, Elk Hills Power, LLC, ECR Corporate Holdings GP LLC, ECR I, L.P., SSF IV Energy I AIV 1, L.P., SSF IV Energy I AIV 2, L.P., AEOF ECR Holdings, L.P. and ECR Corporate Holdings L.P. (incorporated by reference to Exhibit 10.3 to the Current Report on Form 8-K filed by California Resources Corporation on July 16, 2020).
Exhibit 2	Amended and Restated Restructuring Support Agreement, dated as of July 24, 2020, by and among California Resources Corporation, certain of its subsidiaries and the Consenting Parties (as defined therein) (incorporated by reference to Exhibit 10.3 to the Current Report on Form 8-K filed by California Resources Corporation on July 24, 2020).
Exhibit 3	Note Purchase Agreement, dated as of October 27, 2020, by and among EHP Midco Holding Company, LLC, each of the Purchasers party thereto and Wilmington Trust, National Association, as collateral agent for the Secured Parties (incorporated by reference to Exhibit 10.5 to the Current Report on Form 8-K filed by California Resources Corporation on October 27, 2020).
Exhibit 4	Owner Guaranty, dated as of October 27, 2020, by California Resources Corporation to and for the benefit of Wilmington Trust, National Association, as Collateral Agent (incorporated by reference to Exhibit 10.6 to the Current Report on Form 8-K filed by California Resources Corporation on October 27, 2020).
Exhibit 5	Form of Registration Rights Agreement, dated as of October 27, 2020, by and among California Resources Corporation and certain holders of Common Stock party to the Registration Rights Agreement (incorporated by reference to Exhibit 10.3 to the Current Report on Form 8-K filed by California Resources Corporation on October 27, 2020).
Exhibit 99.1	Joint Filing Agreement, dated as of November 6, 2020, by and among the Reporting Persons.